

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 20, 2016

Thomas Carson
Chief Executive Officer
Titan Technologies Corporation
c/o Rovi Corporation
2 Circle Star Way
San Carlos, California 94070

      Re: Titan Technologies Corporation
              Amendment No. 1 to Registration Statement on Form S-4
              Filed July 8, 2016
              File No. 333-211874

Dear Mr. Carson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated July 1, 2016.

Questions and Answers About the Mergers and the Special Meetings

Q: What are the positive and negative factors that each of the Rovi board and the TiVo board considered in connection with the mergers?, page 2

1.   We note your statement that the TiVo board considered that the proposed consideration represented a significant premium over the market price at which TiVo's common stock traded prior to the announcement of the execution of the merger agreement. This statement appears to be inconsistent with your statement on page 100 that the TiVo board measured the premium on the last trading day prior to publication of press reports that TiVo was rumored to be in discussions with Rovi regarding a possible transaction. Similar concerns exist on page 24. Please advise or revise.

The Mergers

Background of the Mergers, page 81

2.   Please expand the disclosure regarding the April 28, 2016 TiVo board meeting to discuss
        the reasons that Messrs. Cella and Yoffie opposed the resolutions related to the merger.

Opinion of Financial Advisor to Tivo, page 105

3.   We note your response to prior comment 23 and continue to believe that the growth rates
        in the selected publicly traded companies analysis section may be material to investors to
        understand the analysis conducted by LionTree and should be disclosed. Such disclosure
        may be accompanied by qualifying disclosure to explain that TiVo may not be able to
        achieve the same kind of growth rate of the selected companies and may not represent
        TiVo management's expectations or TiVo's historical performance.

Material United States Federal Income Tax Consequences, page 144

4.   Please make revisions throughout this section to state that each conclusion with respect to
        tax matters is the opinion of counsel. Also revise the tax opinion filed as Exhibit 8.1 to
        clearly state that the disclosure in the tax consequences section of the prospectus is the
        opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19
        available on our website.

Rovi and TiVo Unaudited Pro Forma Condensed Combined Financial Information

6. Pro Forma Loss Per Share, page 65

5.   Please refer to our prior comment 16. Please include disclosure demonstrating the range
        of possible outcomes related to the variability in your merger consideration and number
        of shares issued, similar to the information provided on page 57.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Craig Menden, Esq.
        Cooley LLP